Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES

FIRST QUARTER 2008 RESULTS

Tel Aviv, Israel, May 18, 2008 – Elron Electronic Industries Ltd. (Nasdaq: ELRN) (TASE: ELRN) ("Elron" or the "Company") today reported financial results for the first quarter of 2008.

Net loss in the first quarter of 2008 amounted to $12.1 million, or $0.41 per share, resulting mainly from $10.1 million losses recorded with respect to Elron's group of companies, which included a $4.5 million write off of in process research and development ("IPR&D") upon the initial consolidation of Impliant Inc. in the first quarter of 2008.

Net income in the first quarter of 2007 amounted to $2.6 million, or $0.09 per share, resulting mainly from a $9.1 million gain (net of tax) from the merger between NetVision Ltd., Barak I.T.C (1998) International Telecommunications Services Corp Ltd. and GlobCall Communications Ltd., which was completed in January 2007. This gain was offset mainly by losses recorded with respect to Elron's group of companies in the amount of $7.4 million.

On March 13, 2008, Elron announced that it adopted FAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" as of January 1, 2008, according to which it would apply the fair value measurement option for its non-consolidated private companies. Subsequently, Elron determined that the adoption was not substantive as it did not meet the objectives outlined in FAS 159, and therefore the adoption is not effective. The Company will continue to account for its investments in its group companies under the same accounting policies applied through December 31, 2007. The Company will promptly submit a Form 6-K/A with the Securities and Exchange Commission covering its amended 2007 consolidated financial statements and management report. These amendments had no effect on Elron’s reported financial results.

MAJOR DEVELOPMENTS DURING, AND SUBSEQUENT, TO THE FIRST QUARTER 2008:

  During the first quarter, and subsequently, Elron invested $28.6 million mainly in its group companies namely BrainsGate Ltd., AqWise - Wise Water Solutions Ltd., BPT (Bio-Pure Technology) Ltd., Safend Ltd., Impliant Inc., Pocared Diagnostics Ltd., Wavion Inc., Atlantium Inc. and ChipX, Inc. In addition, $4 million was invested in RDC – Rafael Development Corporation

  Ltd. ("RDC"), Elron's 50.1% held subsidiary, in connection with the agreement executed betweenElron and Rafael Advanced Defense Systems Ltd.

  During the first quarter Elron invested in two new companies: PLYmedia Inc., which develops and deploys an interactive video platform, offering web video sites and broadcasters a wide range of layered applications to enhance, personalize and monetize their video assets, and Kyma Medical Technologies Ltd. which develops a novel non-invasive in-stent restenosis diagnostic and monitoring devices.

  In addition RDC established two new companies, namely,   Sync-Rx Ltd. and PaperLnx Ltd. Sync-Rx develops medical devices for improving trans-catheter cardiovascular interventions. PaperLnx develops a visual search engine for connecting printed media via the camera phone to the internet.

  Recent notable developments in several of Elron's private group companies:
-	Medingo Ltd. – a developer of a miniature insulin patch pump, completed the second stage of the financing round initiated in the second half of 2007. The company continues its development progress.

-	Impliant – a developer of novel posterior motion preservation system for spine surgery, has made significant progress since the adverse clinical trial events in the third quarter of 2007. The Company now anticipates continuing the clinical trial process in the near future. Duringthe first quarter, Elron became the major shareholder in the company, consolidating itsfinancial results, and, as such, recorded a $4.5 million charge relating to IPR&D.

-	Jordan Valley Semiconductors Ltd. – acquired in April 2008 the business of BEDE-X RAY metrology, a company with revenues in excess of $11 million in 2007.

-	Teledata Networks Ltd. won a $12.5 million project in Costa Rica and was chosen to enhance Israel’s national operator, Bezeq’s access network.

-	Safend completed a $9 million private placement led by a premier European-based asset management fund.

  Tender offer to purchase 5% of Given Imaging shares. On May 16, 2008 Elron announced that it is commencing a tender offer to purchase 5% (1,462,640 shares) of Given Imaging Ltd. (Nasdaq & TASE: GIVN) for $16.54 per share. If the tender offer is successfully completed, Elron will pay a total amount of $24.2 million, and together with RDC, will hold approximately 32.4% of the issued and outstanding share capital of Given Imaging. There can be no assurance that the tender offer will be completed.

As of March 31, 2008, Elron's cash, debentures and deposits amounted to approximately $24.5 million compared with $55.2 million at December 31, 2007. Following the balance sheet date, Elron secured a $30 million bank credit facility.

Shareholders' equity at March 31, 2008, was approximately $254.9 million, which represented approximately 83% of Elron's total assets, compared to approximately $265.8 million, representing approximately 89% of Elron's total assets at December 31, 2007.

Commenting on Elron's first quarter results, Elron President and CEO, Doron Birger, said "The first quarter of 2008 continued to be an active period for Elron of growing and building its group companies. During the quarter many of our group companies continued to mature, showing positive progress in developing their products, while driving revenues. Furthermore, this quarter we continued to build our group, investing in existing and new companies, while establishing two new companies under RDC," concluded Mr. Birger.

CONFERENCE CALL DETAILS:

Elron will be hosting a conference on Monday, May 19, 2008 at 10:00 am ET (7:00am PT, 3:00pm UK time, 5:00 pm Israel time) to discuss its first quarter 2008 results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.

US: 1 888 668 9141, UK: 0 800 051 8913; Israel: 03 918 0691; International: +972 3 918 0691.

For your convenience, a replay of the call will be available through May 21, 2008. The replay numbers are:

1 888 295 2634 (US), 0 800 917 1246 (UK) and +972 3 925 5941 (International).

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-607555

elron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Given Imaging. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Given Imaging should read the tender offer materials, which filed by Elron with the Securities and Exchange Commission, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which will be filed in due course by Given Imaging, with the SEC and the Israel Securities Authority (“ISA”). Shareholders of Given Imaging should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
     In thousands of U.S. Dollars

	March 31,	December 31,
	2008	2007
ASSETS
Total current assets	$69,762	$82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	132,388	131,351
Investments in other companies and long-term receivables	86,369	73,718
Deferred taxes	1,591	2,204
Severance pay deposits	3,370	1,808

Total long-term assets	223,718	209,081

PROPERTY AND EQUIPMENT, NET	4,229	1,936

INTANGIBLE ASSETS	9,542	5,524

Total assets	$307,251	$298,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$32,293	$21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	2,279	2,244
Accrued severance pay and retirement obligations	4,312	2,451
Deferred taxes	216	373

Total long-term liabilities	6,807	5,068

MINORITY INTEREST	13,225	6,614

Total Shareholders' Equity	254,926	265,817

Total liabilities and shareholders' equity	$307,251	$298,947

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
In thousands of U.S. Dollars, except share and per share data

	Three months		Year ended
	ended March 31,		December 31,
	2008	2007	2007
INCOME
Revenues	$1,032	$981	$4,371

Equity in losses of affiliated companies	(6,385)	(5,308)	(20,416)
Gain from disposal of businesses and affiliated
companies and changes in holdings in affiliated
companies, net	101	11,714	14,854
Other income (expenses), net	724	473	(3,214)
Financial income (expenses), net	(311)	1,406	3,945
	(4,839)	9,266	(460)

COSTS AND EXPENSES	16,572	6,811	34,341

Income (loss) before taxes on income	(21,411)	2,455	(34,801)
Taxes on income	(132)	(1,522)	(7,544)
Income (loss) after taxes on income	(21,543)	933	(42,345)
Minority interest in losses of subsidiaries	9,420	1,635	5,250

Net income (loss)	$(12,123)	$2,568	$(37,095)

Income (loss) per share:
Basic:
Net income (loss)	$(0.41)	$0.09	$(1.25)
Diluted:

Net income (loss)	$(0.41)	$0.09	$(1.27)

Weighted average number of ordinary shares used in
computing basic net income (loss) per share (thousands)	29,650	29,601	29,619
Weighted average number of ordinary shares used in
computing diluted net income (loss) per share (thousands)	29,650	29,696	29,619